April 16, 2020

VIA EDGAR SUBMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561
Attention: Gus Rodriguez
Robert Babula

Re: EXELON CORP
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed February 11, 2020
Response dated March 19, 2020
File No. 001-16169

Ladies and Gentlemen:

We are writing in response to the comments contained in the Staff’s letter April 3, 2020 (the “Comment Letter”) with respect to Exelon Corporation’s (“Exelon”) Form 10-K for Fiscal Year Ended December 31, 2019, as filed with the Commission on February 11, 2020 (“2019 Form 10-K”).

For the convenience of the Staff’s review, we have set forth the comments contained in the Staff’s Comment Letter along with Exelon’s responses.

* * * *
Form 10-K for the Fiscal Year Ended December 31, 2019
Critical Accounting Policies
Depreciable Lives of Property, Plant and Equipment (All Registrants), page 78

1.
We have read your response to comment 2.  We note from your disclosure on page 272 that you increased your asset retirement obligation by $780 million in part due to changes in the assumed retirement timing probabilities of economically challenged nuclear plants. In this regard, it appears that you revised the planned asset retirement dates of the nuclear plants that are economically challenged.  Your proposed disclosure indicates that when a determination has been made that an asset will be retired before the end of its current estimated useful life, depreciation provisions will be accelerated to reflect the shortened estimated useful life, which could have a material unfavorable impact on Exelon’s and Generation’s future results of operations.  A company should address specifically why its accounting estimates or assumptions bear the risk of change. The reason may be that there is an uncertainty attached to the estimate or assumption, or it just may be difficult to measure or value. Equally important, companies should address the questions that arise once the critical accounting estimate or assumption has been identified, by analyzing, to the extent material, such factors as how they arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. Since critical accounting estimates and assumptions are based on matters that are highly uncertain, a company should analyze their specific sensitivity to change, based on outcomes that are reasonably likely to occur and would have a material effect.  Please note a Company is required to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors pursuant to Section V of SEC Release 33-8350.  Please disclose the accounting estimates or assumptions used to determine the depreciable lives of your Dresden, Byron and Braidwood units at risk of early retirement, including their book values, based on the guidance in SEC Release 33-8350.

Response:

In future Form 10-K and Form 10-Q filings, starting with the first quarter 2020 Form 10-Q, we will add disclosure of assumptions used to determine the depreciable lives of Dresden, Byron and Braidwood and their book values as follows (added disclosure is underlined) in the Early Plant Retirements footnote:

“Generation’s Dresden, Byron and Braidwood nuclear plants in Illinois are also showing increased signs of economic distress, which could lead to an early retirement, in a market that does not currently compensate them for their unique contribution to grid resiliency and their ability to produce large amounts of energy without carbon and air pollution. The May 2018 PJM capacity auction for the 2021-2022 planning year resulted in the largest volume of nuclear capacity ever not selected in the auction, including all of Dresden, and portions of Byron and Braidwood. Exelon continues to work with stakeholders on state policy solutions, while also advocating for broader market reforms at the regional and federal level.

The following table provides the balance sheet amounts as of March 31, 2020 for Exelon’s and Generation’s significant assets and liabilities associated with these three nuclear plants. Depreciation provisions are based on the estimated useful lives of these nuclear generating stations, which reflect the first renewal of the operating licenses.

(in millions)	Dresden	Byron	Braidwood	Total
Asset Balances
Materials and supplies inventory	$ XX	$ XX	$ XX	$ XX
Nuclear fuel inventory, net	XX	XX	XX	XX
Completed plant, net	XX	XX	XX	XX
Construction work in progress	XX	XX	XX	XX

Liability Balances
Asset retirement obligation	(XX)	(XX)	(XX)	(XX)

NRC License First Renewal Term	2029 (Unit 2) 2031 (Unit 3)	2044 (Unit 1) 2046 (Unit 2)	2046 (Unit 1) 2047 (Unit 2)

Form 10-K for the Fiscal Year Ended December 31, 2019
Results of Operations by Registrant, page 84

2.
We have read your response to comment 3.  It appears the Company’s chief operating decision maker (“CODM”) uses net income as the segment measure for the utility registrants.  Please reconcile the non-GAAP measure revenues net of purchased power and fuel expense (“RNF”) to a GAAP gross margin that includes depreciation and amortization expense for the utility registrants.  In this regard, a GAAP gross margin should be used as the starting point of the non-GAAP reconciliation of RNF and should be shown even if it is not otherwise presented in the utility registrants financial statements.

Response:

We acknowledge the Staff’s comment and have considered 1) the remarks made by Mr. Patrick Gilmore at the 2019 AICPA Conference on Current SEC and PCAOB Developments and 2) the clarification provided by the Staff during our conference call with the Staff on April 13, 2020. As noted in Mr. Gilmore’s remarks, companies that present a non-GAAP contribution margin must also provide a reconciliation of the respective non-GAAP contribution margin to gross margin calculated in accordance with GAAP, even if gross margin is not presented in the companies’ income statement. Based on our understanding of Mr. Gilmore’s remarks and our conference call discussion with the Staff, the Company will no longer present RNF for Exelon Utilities, beginning with the first quarter 2020 Form 10-Q.

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If you have any questions regarding the foregoing, please contact me at (312) 394-8183.

Very truly yours,

/s/ Fabian E. Souza

Fabian E. Souza
Senior Vice President and Corporate Controller
Exelon Corporation

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